WILLIAM E. ROSCOE

I, William E. Roscoe, P.Eng., as an author of this report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared for MAG Silver Corp. and dated April 8, 2009, do hereby certify that:

1.	I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.
I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1966 with a Bachelor of Science degree in Geological Sciences, McGill University, Montreal, Quebec, Canada in 1969 with a Master of Science in Geological Sciences and McGill University, Montreal, Quebec, Canada in 1973 with a Doctorate in Geological Sciences.

3.
I am a member of the Professional Engineers of Ontario and of the Association of Professional Engineers and Geoscientists of BC.  I have worked as a geologist for over forty years since my graduation. My relevant experience for the purpose of the:

•	Twenty-five years experience as a Consulting Geologist across Canada and in many other countries
•	Preparation of numerous reviews and technical reports on exploration and mining projects around the world for due diligence and regulatory requirements
•	Senior Geologist in charge of mineral exploration in southern Ontario and Québec
•	Exploration Geologist with a major Canadian mining company in charge of exploration projects in New Brunswick, Nova Scotia, and Newfoundland

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Juanicipio property on January 8 and 9, 2009.

6.	I collaborated with my co-author on all items of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 8th day of April, 2009

(Signed & Sealed)

William E. Roscoe, Ph.D., P.Eng.